FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of    March                                             2003
                   -------------------------------------        ---------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                    Form 40-F    X
                          -------------                --------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                            No     X
                    ---------------                 ---------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                                DOCUMENT INDEX

   Document                                                         Page No.

     1.        News Release dated March 18, 2003 ("Verizon             4
               Wireless And RIM Demonstrate The BlackBerry
               6750(TM)For Verizon Wireless' Express
               Network(SM) At CTIA Wireless 2003")

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                                                                    Document 1

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Verizon Wireless And RIM Demonstrate The BlackBerry 6750(TM)
For Verizon Wireless' Express Network(SM) At CTIA Wireless 2003

Great Choice For Mobile Professionals To Get Corporate Email And Attachments

NOTE TO EDITORS: To download images of the new BlackBerry 6750, please visit: http://www.rim.com/news/kit/media/downloads/index.shtml.
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CTIA Wireless 2003 - New Orleans, LA - March 18, 2003 - With a focus on providing solutions to meet the needs of the mobile workforce, Verizon Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX; RIM) said today they are demonstrating the new data and voice-enabled BlackBerry 6750(TM) handheld optimized for the Verizon Wireless high-speed Express Network(SM) at CTIA Wireless 2003 in New Orleans (BlackBerry(TM) Booth #5175, Verizon Wireless Booth #6733). The BlackBerry 6750 is expected to be available from Verizon Wireless in the second quarter of this year.

Featuring leading enterprise connectivity with secure, integrated wireless email and data access, the BlackBerry 6750 also incorporates a dual band phone, text messaging, browser and personal organizer.

Verizon Wireless' Express Network is a leading national high-speed wireless network, with average user speeds between 40-60 kilobits per second (kbps) and bursts of up to 144 kbps - similar to, or faster than using a dial-up PC connection.

"The BlackBerry 6750 supports our enterprise strategy to give mobile professionals a convenient way to access email and other applications when they're away from the office," said Cindy Patterson, Vice President of Enterprise Data Sales for Verizon Wireless. "Our Express Network, with its broad nationwide reach and reliability, is a great fit for the BlackBerry wireless platform."

"The BlackBerry 6750 is the first BlackBerry handheld to support CDMA 1X wireless networks," said Mark Guibert, Vice President, Brand Management at Research In Motion. "RIM is pleased to be working with Verizon Wireless, the largest provider of wireless communications in the United States."

BlackBerry continues to distinguish itself as the leading wireless platform for corporate customers. Specifically designed to meet the needs of both end users and IT departments, BlackBerry incorporates the industry's best hardware, software and services to provide a seamless, end-to-end solution.

Features of the BlackBerry 6750 include:
o Integrated wireless data and voice services including email, dual band phone, text messaging, browser and organizer on a single handheld;
o Secure, push-based wireless access to corporate email and enterprise applications;
o     Dual band phone with integrated speaker/microphone and headset jack;
o Two-way text messaging enables users to easily send and receive short text messages;
o BlackBerry browser supports standard WML, HTML and XML based content and HTTP/HTTPS connectivity to BlackBerry Enterprise Server.

About Verizon Wireless
Verizon Wireless is the nation's leading provider of wireless communications. The company has the largest nationwide wireless voice and data network and
32.5 million customers. Headquartered in Bedminster, NJ, Verizon Wireless is a joint venture of Verizon Communications (NYSE:VZ) and Vodafone (NYSE and LSE:
VOD). Find more information on the Web at www.verizonwireless.com.
                                          -----------------------

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.
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                                     # # #

Media Contacts:
Jeffrey Nelson
Verizon Wireless
908.306.4824
Jeffrey.Nelson@VerizonWireless.com
----------------------------------

Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com
--------------------

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net
--------------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Verizon Wireless will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and Verizon Wireless' products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and Verizon Wireless' periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Verizon Wireless and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.


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                                  SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Research In Motion Limited
                                    ------------------------------------------
                                                     (Registrant)


Date:   March 18, 2003               By:  /s/ Rob Duncan
        ----------------------            ------------------------------------
                                                   (Signature)
                                          Rob Duncan
                                          Vice President, Corporate Controller